VIA EDGAR
September 28, 2011
Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Jeffrey P. Riedler, Assistant Director
100 F Street N.E.
Washington, D.C. 20549
Re: ReSearch Pharmaceutical Services, Inc.
Request for Withdrawal of Registration Statement on Form S-1 (Form RW)
File No. 333-167617
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), ReSearch Pharmaceutical Services, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-167617), filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2010, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).
The Registrant is submitting this request for withdrawal because, as a result of the acquisition of the Registrant on February 18, 2011, the Registrant is no longer obligated to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has deregistered under the Exchange Act and no longer intends to proceed with a public offering of its securities. The Registrant confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.
It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.
If you have any questions regarding the foregoing, please do not hesitate to contact Stephen T. Burdumy, Esq. of Drinker Biddle & Reath LLP, securities counsel to the Registrant, at (215) 988-2880 or by fax at (215) 988-2757.
Very truly yours,
RESEARCH PHARMACEUTICAL SERVICES, INC.
By: /s/ Steven Bell
Steven Bell
Executive Vice President, Finance
Chief Financial Officer